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GTON, D.C.

02049912

September 4, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated September 4, 2002 announcing Wanadoo's half year results of 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

dlw 9/17

PADOCS01/187262.1

Paris, September 4, 2002
2002 Half-year Results : Profitable Growth

- Revenues up 33 percent to 918 million euros
- Positive consolidated EBITDA of 28 million euros
- Positive EBITDA for Internet activities in France: 5 million euros
- EBITDA from directories : up 18% at constant size
- Consolidated operating income nears breakeven as loss narrows to 4 million euros
- Net loss after minority interests: 39 million euros
- Negative unleveraged free cash flow at 14 million euros

For the first time since its IPO Wanadoo recorded positive EBITDA, which reached 28 million euros for the first six months of 2002, compared with a loss of 54 million euros for the first half of 2001. The group's operating income nears breakeven as the operating loss narrowed to 4 million euros for the first half of 2002, compared with a loss of 92 million euros for the first half of 2001. Wanadoo's consolidated net loss after minority interests was 39 million euros for the first six months of 2002, 60 percent less than the loss for first-half 2001.

Commenting on these results, Nicolas Dufourcq, Chairman and CEO of Wanadoo, said:

"Wanadoo's results for the first half of 2002 reflect the company's strong performance. With revenues increasing 33 percent and positive EBITDA of 28 million euros one year ahead of initial forecasts, Wanadoo has demonstrated its ability to achieve profitable growth in Internet Access and Online Services. Thanks to its leadership in three key european markets (France, the United Kingdom and Spain), Wanadoo is committed to making everyday life easier for 8 million clients with ever richer and more accessible services".

1. Consolidated results for six months ending June 30, 2002

Wanadoo had consolidated revenues of 918 million euros for the first six months of 2002, up 33 percent over first-half 2001. This growth was mainly due to an 89-percent surge in revenues from Internet Access, along with a 45-percent rise in revenues from Internet directories for the period.

This revenue performance flowed through to improved profitability thanks to efficient management of costs across all group businesses. In particular, the EBITDA margin for directories improved and business volumes were significantly higher for Internet Access activities. This created a larger

base for amortization of the substantial fixed costs linked to the ISP business.

Wanadoo's gross margins improved from 43.5 percent to 50.9 percent between first-half 2001 and first-half 2002. Marketing and administrative expenditures advanced at a slower rate than revenues during the first half of 2002 in comparison with first-half 2001, rising 24 percent while revenues were up 33 percent.

Non-operating income amounted to 32 million euros following the sale of real estate owned by Pages Jaunes and the sale of Wanadoo's interests in directories businesses in Brazil (Telelistas) and business services (Wanadoo Services Pro). Tax expense was limited to 41 million euros due to the impact of tax consolidation in France.

Wanadoo's unleveraged free cash flow, excluding these non-recurrent non-operating items, improved from a negative 96 million euros for first-half 2001 to a negative 14 million euros for the six months ending June 30, 2002.

Consolidated Statement of Income
See chart :

http://www.francetelecom.com/vanglais/whats_in_the_news/f_news.html

2. Breakdown of results by segment

- Internet Access, Portals and e-Merchant segment: positive EBITDA reaches 5 million euros in France

The EBITDA loss from the segment comprising Internet Access, Portals and e-Merchant businesses was nearly halved in comparison with first-half 2001, standing at 87 million euros for the first half of 2002. This segment benefited in particular from increased volumes for the ISP business, especially in France, where Internet businesses enjoyed a significant improvement in profitability. EBITDA for these activities in France rose from a loss of 79 million for the first six months of 2001 to positive EBITDA of 5 million euros for first-half 2002.

The rate at which total costs increased was limited to nearly half the rate of revenue growth. The cost of services and products sold and marketing expenses for the Internet Access, Portals and e-Merchant segment rose 37 percent and 29 percent, respectively, for the first half of 2002 versus first-half 2001. Sales advanced 69 percent for the same period.

Statement of Income for Internet Access, Portals and e-Merchant segment
see chart:
http://www.francetelecom.com/vanglais/whats_in_the_news/f_news.html

Internet Access
In the Internet Access segment, Wanadoo took advantage of lower network rates for low-speed and broadband services. In addition, the strong increase in the number of subscribers enabled greater amortization of other production costs, including fixed costs (platform, billing, etc.). The group also limited sales and marketing expenditures, thus keeping customer acquisition costs stable while average revenue per user (ARPU) increased.

Portals
In a difficult market characterized by falling revenues from online advertising during the first six months of 2002, the Portals business nevertheless reduced its EBITDA loss, despite a temporary drop in EBITDA generated by FIT Production (EBITDA from audiovisual production is structurally higher). The increase in revenues from pay services contributed to this improvement.

e-Merchant
The e-Merchant segment benefited from an increase in orders booked,

enabling more efficient use of logistics. This was accompanied by an increase in the average purchase amount.

- Directories segment : EBITDA up 18 percent

The EBITDA margin for the Directories segment continued to rise, reaching 32.9 percent for the first half of 2002, up from 26.3 percent for the first half of 2001. Excluding businesses that were divested during the first-half of 2002 (business services and Telelistas directories in Brazil), the EBITDA margin for directories improved from 30.8 percent for the first half of 2001 to 32.9 percent for the first half of 2002, gaining 2 points.

This increase came mainly from the Pages Jaunes directories business, which generated EBITDA of 141 million euros for the first half of 2002, giving it an EBITDA margin of 38.6 percent.

The Directories segment improved its profitability, due in particular to lower paper, printing and distribution costs and the sales rationalization of organization. Electronic directories and Internet directories in particular continued to experience robust growth during the first half of 2002, contributing to the better profitability of this segment.

Statement of Income for Directories segment

see chart:
http://www.francetelecom.com/vanglais/whats_in_the_news/f_news.html

3. Recent developments and outlook

On July 18 Wanadoo acquired Spanish ISP Eresmas, which had 1 million active subscribers at June 30, 2002 and expects 2002 revenues of about 130 million euros.

Wanadoo expects to consolidate Eresmas in its accounts in the fourth quarter of 2002. This will not have a significant impact on the group's 2002 financial statements.

The acquisition of Eresmas makes Wanadoo the number two Internet Service Provider in Europe, with leadership positions in three key European markets - France, the United Kingdom and Spain.

Wanadoo confirms its financial targets:

- Positive consolidated EBITDA in 2002,
- EBITDA breakeven for the Internet Access, Portals and e-Merchant segment in 2003,
- Positive Unleveraged free cash flow in 2003.

Wanadoo expects to exceed one million broadband customers at the end of 2002 and reach 15 million total customers (low-speed and broadband) in Europe in 2005.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with 7,8 million active subscribers, 20 million unique visitors per month and 650,000 advertisers. Wanadoo is a leading Internet media services provider in France, the U.K. and Spain, and is also present in the Netherlands and Belgium. Wanadoo is expanding its Internet operations through, amongst others, high speed Internet access with more than 850,000 cable and ADSL subscribers and through online directories with 225,000 online advertisers amongst SMEs. Wanadoo recorded EUR1.6 billion in revenues in 2001 and EUR918 million in the first half of 2002 and has approximately 7,000 employees in 6 countries. Wanadoo is listed on Euronext Paris stock market.
Further information on Wanadoo can be found on the company's web site at:

www.wanadoo.com.

Press Contacts :
Nilou du Castel / Elisabeth Bozzi
Tel : 33 1 44 44 93 93
nilou.ducastel@francetelecom.com
elisabeth.bozzi@francetelecom.com

Investor Relations :
Vincent Gouley
Tel : 33 1 58 88 75 68
vincent.gouley@wanadoo.co
Breakdown of revenues for six months ending June 30, 2002

Growth in Wanadoo Key Indicators
see chart:
http://www.francetelecom.com/vanglais/whats_in_the_news/f_news.html

http://www.francetelecom.com/vanglais/whats_in_the_news/f_news.html